UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

15/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman and Chief Executive Officer

Date: May 17, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release